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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                   COMMISSION FILE NO. 001-32269
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING





(Check One): |_| Form 10-K |_|Form 20-F |_|Form 11-K |X| Form 10-Q |_|Form N-SAR

                 For Period Ended:  June 30, 2006
                 [  ] Transition Report on Form 10-K
                 [  ] Transition Report on Form 20-F
                 [  ] Transition Report on Form 11-K
                 [  ] Transition Report on Form 10-Q
                 [  ] Transition Report on Form N-SAR
                 For the Transition Period Ended: ______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
                           Feldman Mall Properties, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
                           1010 Northern Boulevard, Suite 314
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City, State and Zip Code
                           Great Neck, New York      11021

PART II -- RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|            (b)    The subject annual report, semi-annual report, transition
                      report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                      10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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Feldman Mall Properties, Inc. (the "Company") requires additional time to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 in order to review and complete its financial statements for the quarter. The Company intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, no later than the fifth calendar day following the filing deadline.


The information provided herein may contain forward-looking statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company's management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements preceded by, followed by or that include the words "intends," "believes" and "expects," or similar expressions or future conditional verbs such as "may" or "will." Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the Company's ability to timely finalize its financial statements for the year ended June 30, 2006, as anticipated.

(ATTACH EXTRA SHEETS IF NEEDED)   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                  COLLECTION OF INFORMATION CONTAINED IN THIS
                                  FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                  NUMBER.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Thomas Wirth                  516                   684-1239
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               (Name)                 (Area Code)           (Telephone Number)

(2)   Have all other periodic reports required under Section 13
      or 15(d) of the Securities Exchange Act of 1934 or Section
      30 of the Investment Company Act of 1940 during the
      preceding 12 months or for such shorter period that
      the registrant was required to file such report(s) been
      filed? If answer is no, identify report(s).                 |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
      included in the subject report or portion thereof?          |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Feldman Mall Properties, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006                        By  /s/  Thomas Wirth
                                                 -----------------
                                                 Executive Vice President and
                                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).